

August 7, 2026

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE:

       Horizon Funds
       Issuer CIK: 0001643174
       Issuer File Number: 333-205411/811-23063
       Form Type: 8-A12B
       Filing Date: August 7, 2026

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of Horizon Expansion Leaders ETF and Horizon High Income ETF under the Exchange Act of 1934.

Sincerely,

Bianca Stodden

Bianca Stodden
Senior Analyst, Listing Qualifications